SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           LAIDLAW GLOBAL CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.00001 PAR VALUE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   507306 10 8
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 MICHAEL MCCRAW
                           PACIFIC USA HOLDINGS CORP.
                        2740 N. DALLAS PARKWAY, SUITE 200
                                 PLANO, TX 75093
                                 (972) 543-1500
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 31, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 507306 10 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                     I.R.S. IDENTIFICATION NUMBER
      PACIFIC USA HOLDINGS CORP.                                      75-2255876
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /x /
                                                            (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)( )

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
NUMBER OF        9,841,983*
  SHARES     -------------------------------------------------------------------
BENEFICIALLY
 OWNED BY    8   SHARED VOTING POWER
   EACH          None
REPORTING    -------------------------------------------------------------------
  PERSON
   WITH      9   SOLE DISPOSITIVE POWER
                 9,841,983*
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 None
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,841,983*
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    35.83%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*The Reporting Person also has an option to acquire the same number of shares of the Issuer's Common Stock at the same price per share as may be issued in any transaction approved by the Issuer's board of directors through August 31, 2002.

CUSIP No. 507306 10 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                     I.R.S. IDENTIFICATION NUMBER
      PUSA INVESTMENT COMPANY                                         79-2255876
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /x /
                                                            (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)( )

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
NUMBER OF        8,341,983
  SHARES     -------------------------------------------------------------------
BENEFICIALLY
 OWNED BY    8   SHARED VOTING POWER
   EACH          None
REPORTING    -------------------------------------------------------------------
  PERSON
   WITH      9   SOLE DISPOSITIVE POWER
                 8,341,983
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 None
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,341,983
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    30.37%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

CUSIP No. 507306 10 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                     I.R.S. IDENTIFICATION NUMBER
      PACIFIC ELECTRIC WIRE & CABLE CO., LTD.          N/A - FOREIGN CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /x /
                                                            (b) /  /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)( )

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Taiwan, Republic of China
--------------------------------------------------------------------------------
             7   SOLE VOTING POWER
NUMBER OF        0
  SHARES     -------------------------------------------------------------------
BENEFICIALLY
 OWNED BY    8   SHARED VOTING POWER
   EACH          9,841,983*
REPORTING    -------------------------------------------------------------------
  PERSON
   WITH      9   SOLE DISPOSITIVE POWER
                 0
             -------------------------------------------------------------------

             10  SHARED DISPOSITIVE POWER
                 9,841,983*
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,841,983*
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    35.83%*
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


* A subsidiary of the Reporting Person also has an option to acquire the same number of shares of the Issuer's Common Stock at the same price per share as may be issued in any transaction approved by the Issuer's board of directors through August 31, 2002.

Item 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the Common Stock, $0.00001 par value, ("Common Stock") of Laidlaw Global Corporation (the "Company"). The principal executive offices of the Company are located at 100 Park Avenue, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This Statement is filed by Pacific USA Holdings Corp. ("PUSA"), its wholly-owned subsidiary, PUSA Investment Company ("PUSA Investment") and its parent, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation ("PEWC"). The principal business address of PUSA and PUSA Investment is 2740 N. Dallas Parkway, Suite 200, Plano, Texas 75093. The principal business address of PEWC is 4th Floor, 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China.

         Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachments 1, 2 or 3 to this Statement incorporated herein by reference.

         (b) Neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Attachments 1, 2 or 3 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (c) Neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Attachments 1, 2 or 3 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) All persons named on Attachments 1, 2 or 3 to this Statement are citizens of the United States or the Republic of China, as indicated on such Attachment.

         (e) The executive officers and directors of PUSA, Pacific and PEWC (hereinafter collectively referred to as "Reporting Persons") are set forth in
Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that the Reporting Persons, or any executive officer or director is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this Statement is required to be filed by such persons.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As additional consideration for a $1,450,000 bridge loan to the Company as of August 31, 2001, PUSA acquired (1) warrants to purchase 1,450,000 shares of Common Stock, as of such date, and (2) an option to purchase shares of the Company on the same price per share terms as any transaction approved by the board of directors of the Company through August 31, 2002.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

         PUSA acquired beneficial ownership of the Common Stock reported in Item 5(a) as additional consideration for a $1,450,000 bridge loan made to the Company as of August 31, 2001.

         The Reporting Persons may acquire additional shares of Common Stock through open market purchases or privately negotiated transactions, upon such terms and at such prices as shall be determined. The Reporting Persons also reserve the right to dispose of any or all shares of Common Stock beneficially owned by them, subject to applicable securities laws.

         Except as set forth in this Statement, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

         (c) a sale or transfer of a material amount of assets of the Issuer;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) As additional consideration for a $1,450,000 bridge loan to the Company, PUSA acquired warrants to purchase 1,450,000 shares of Common Stock, as of August 31, 2001, which represents approximately 5.28% of the outstanding Common Stock of the Company. These warrants are exercisable at any time through August 31, 2003 at $0.11 per share. PUSA also acquired as of such date, as additional consideration for the bridge loan, an option to purchase shares of the Company on the same price per share terms as any transaction approved by the board of directors of the Company through August 31, 2002. PUSA Investment previously acquired 8,391,983 shares of Common Stock, which represents approximately 30.56% of the outstanding Common Stock of the Company. The calculation of shares outstanding is based on 27,461,929 outstanding shares of Common Stock reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2001.

         (b) The Reporting Persons have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

         (c) Except as set forth in the Statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable

         (e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            --------------------------------------------------------------

         PUSA made a $1,450,000 bridge loan to the Company as of August 31, 2001. This loan matures on November 30, 2001 and bears interest at the rate of 12% per annum. The loan is secured by a pledge of the capital stock of H&R Acquisition, Inc., a subsidiary of the Company. As additional consideration for the bridge loan, PUSA acquired warrants as of such date to purchase 1,450,000 shares of Common Stock. These warrants are exercisable at any time through August 31, 2003 at $0.11 per share. PUSA also acquired as of such date, as additional consideration for the bridge loan, an option to purchase shares of the Company on the same price per share terms as any transaction approved by the board of directors of the Company through August 31, 2002.

         Pursuant to Section 5.17 of the Bridge Loan Agreement, dated as of August 31, 2001, between the Company and PUSA, PUSA is entitled to designate two individuals to serve as directors of the Company. PUSA has designated Michael McCraw and Jack Takacs to serve as directors of the Company and these persons have been appointed as directors.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            Exhibit 1   Bridge Loan Agreement

            Exhibit 2   Option Agreement

            Exhibit 3   Warrant to Purchase Common Stock

            Exhibit 4   Pledge Agreement

            Exhibit 5   Promissory Note

                                   SIGNATURES

         After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 1st day of October, 2001.

         The persons whose signatures appear below agree that this statement on
Schedule 13D is filed on behalf of it.

                                    PACIFIC USA HOLDINGS CORP.



                                    By:    /s/ Michael McCraw
                                          ------------------------------
                                    Name:  Michael McCraw
                                    Title: Chief Financial Officer


                                    PUSA INVESTMENT COMPANY



                                    By:    /s/ Michael McCraw
                                          ------------------------------
                                    Name:  Michael McCraw
                                    Title: President


                                    PACIFIC ELECTRIC WIRE & CABLE CO., LTD.



                                    By:   /s/ Tom C.Y. Tung
                                          ------------------------------
                                    Name:  Tom C.Y. Tung
                                    Title: President

                                  ATTACHMENT 1

      The name. business address. and principal occupation of the directors and executive officers of Pacific USA Holdings Corp. are as follows:

DIRECTORS
                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Tung Yu-jeh      c/o PEWC Wire & Cable Co.,   Honorary Chairman  Taiwan, ROC
                 Ltd.                         and Executive
                 4th Floor, 285 Chung Hsiao   Director of the
                 East Road, Section 4         Board of PEWC
                 Taipei, Taiwan, Republic of
                 China
Sun Tao-tsun     c/o PEWC Wire & Cable Co.,   Chairman of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tom C.Y. Tung    c/o Pacific USA Holdings     President of PEWC
                 Corp.
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093


OFFICERS
                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Tom C.Y. Tung    c/o Pacific USA Holdings    President and
                 Corp.                       Chief Executive
                 2740 N. Dallas Parkway,     Officer
                 Suite 200
                 Plano, TX 75093
Michael K.       c/o Pacific USA Holdings    Chief Financial     United States
McCraw           Corp.                       Officer of PUSA
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093
John A. Archer   c/o Pacific USA Holdings    Treasurer           United States
                 Corp.
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093
Herman Lehmann   c/o Pacific USA Holdings    Controller          United States
                 Corp.
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093
Bobby L.         c/o Pacific USA Holdings    Executive Vice      United States
Hashaway         Corp.                       President -
                 2740 N. Dallas Parkway,     Corporate
                 Suite 200                   Development
                 Plano, TX 75093
Kristie A. Lipes c/o Pacific USA Holdings    Chief               United States
                 Corp.                       Administrative
                 2740 N. Dallas Parkway,     Officer
                 Suite 200
                 Plano, TX 75093
Paul J. Weber    c/o Pacific USA Holdings    Senior Vice         United States
                 Corp.                       President, General
                 2740 N. Dallas Parkway,     Counsel and
                 Suite 200                   Secretary
                 Plano, TX 75093

                                  ATTACHMENT 2

      The name. business address. and principal occupation of the directors and executive officers of PUSA Investment Company are as follows:

DIRECTORS
                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Sun Tao-tsun     c/o PEWC Wire & Cable Co.,   Chairman of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tung Yu-jeh      c/o PEWC Wire & Cable Co.,   Honorary Chairman  Taiwan, ROC
                 Ltd.                         and Executive
                 4th Floor, 285 Chung Hsiao   Director of the
                 East Road, Section 4         Board of PEWC
                 Taipei, Taiwan, Republic of
                 China
Michael C.       c/o Pacific USA Holdings     Chief Financial    United States
McCraw           Corp.                        Officer of PUSA
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093


OFFICERS

                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Michael K.       c/o Pacific USA Holdings     Chief Financial    United States
McCraw           Corp.                        Officer of PUSA
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093

                                  ATTACHMENT 3

      The name. business address. and principal occupation of the directors and executive officers of PEWC Wire & Cable Co., Ltd. are as follows:

DIRECTORS
                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Tung Yu-jeh      c/o Pacific USA Holdings     Honorary Chairman  Taiwan, ROC
                 Corp.                        and Executive
                 2740 N. Dallas Parkway,      Director of the
                 Suite 200                    Board of PEWC
                 Plano, TX 75093
Lee Yu tien      c/o PEWC Wire & Cable Co.,   Vice-Chairman of   Taiwan, ROC
                 Ltd.                         PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Sun Chen         c/o PEWC Wire & Cable Co.,   Executive          Taiwan, ROC
Shu-chuan        Ltd.                         Director of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Cheng I-chou     c/o PEWC Wire & Cable Co.,   Executive          Taiwan, ROC
                 Ltd.                         Director of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Chiao Ting-piao  c/o PEWC Wire & Cable Co.,   Executive          Taiwan, ROC
                 Ltd.                         Director of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Sun Tao-tsun     c/o PEWC Wire & Cable Co.,   Chairman of the    Taiwan, ROC
                 Ltd.                         Board of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Lee Chao-chun    c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Lee Pon-yean     c/o PEWC Wire & Cable Co.,   Director and Vice  Taiwan, ROC
                 Ltd.                         President of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Liu Wei-kang     c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tung Ching-yun   c/o Pacific USA Holdings     President of PEWC  Taiwan, ROC
                 Corp.
                 2740 N. Dallas Parkway,
                 Suite 200
                 Plano, TX 75093
Lee Ta-jen       c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Chiao Yu-chi     c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Sun Tao-chi      c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China

                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Lee Ta-cheng     c/o PEWC Wire & Cable Co.,   Director and Vice  Taiwan, ROC
                 Ltd.                         President of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Cheng Chao-chun  c/o PEWC Wire & Cable Co.,   Director and Vice  Taiwan, ROC
                 Ltd.                         President of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Sun Tao-heng     c/o PEWC Wire & Cable Co.,   Director and Vice  Taiwan, ROC
                 Ltd.                         President of PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Yuan Pei-yu      c/o PEWC Wire & Cable Co.,   Executive          Taiwan, ROC
                 Ltd.                         Director and Vice
                 4th Floor, 285 Chung Hsiao   President of PEWC
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Satoshi Otohata  c/o PEWC Wire & Cable Co.,   Director of PEWC   Japan
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Kuo Chih-wei     United Electronics Industry  Director of PEWC   Taiwan, ROC
                 Co., Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Chang Min-chiang c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tony Yuan        c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tung Hsiu-chun   c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tung Wang        c/o PEWC Wire & Cable Co.,   Director of PEWC   Taiwan, ROC
Wen-chuan        Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China

OFFICERS
                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Sun Tao-tsun     c/o PEWC Wire & Cable Co.,   Chairman           Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Sun Tao-heng     c/o PEWC Wire & Cable Co.,   Vice President     Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Lee Pon-yean     c/o PEWC Wire & Cable Co.,   Vice President of  Taiwan, ROC
                 Ltd.                         PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China

                                                 PRINCIPAL
NAME                   BUSINESS ADDRESS          OCCUPATION         CITIZENSHIP
----                   ----------------          ----------         -----------

Lee Ta-cheng     c/o PEWC Wire & Cable Co.,   Vice President of  Taiwan, ROC
                 Ltd.                         PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Cheng Chao-chun  c/o PEWC Wire & Cable Co.,   Vice President of  Taiwan, ROC
                 Ltd.                         PEWC
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China
Tung Ching-yun   c/o PEWC Wire & Cable Co.,   President of PEWC  Taiwan, ROC
                 Ltd.
                 4th Floor, 285 Chung Hsiao
                 East Road, Section 4
                 Taipei, Taiwan, Republic of
                 China